Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$15,500,000.00	$609.15

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,127,841.04 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $609.15 is offset against the registration fee due for this offering and of which $1,127,231.89 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Registration Statement No. 333-134553
Dated February 28, 2008
Rule 424(b)(2)

PRICING SUPPLEMENT to Prospectus Supplement dated March 3, 2008 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006

620,000 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

23.15% Yield Enhanced Equity Linked Debt Securities (“YEELDS”) Due September 6, 2008

Performance Linked to the Least Performing Common Stock in a Basket of Common Stocks

Because these YEELDS are part of a series of Lehman Brothers Holdings Inc.’s debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated March 3, 2008 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Basket: The basket will be composed of the common stocks of D.R. Horton, Inc. (NYSE: DHI), Toll Brothers, Inc. (NYSE: TOL), and M.D.C. Holdings, Inc. (NYSE: MDC) (each, an “index stock issuer”).

•	Index stocks: The common stocks of the applicable index stock issuers.

•	Least performing index stock: The index stock having the lowest conversion value from among the index stocks.

•	Principal amount: $25.00 per YEELDS and, in the aggregate, $15,500,000.00.

•

Stated maturity date: September 6, 2008, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date.

•

Valuation date: August 29, 2008, subject to postponement as described under “Postponement of the valuation date because of a market disruption event” in the accompanying YEELDS prospectus supplement. In the event of any such postponement, the stated maturity date will be postponed by a number of days equal to the number of days that the valuation date is postponed.

•	Determination period: Five business days.

•	Coupon rate: 23.15% per annum.

•	Coupon payment dates: Monthly, on the 6th calendar day of each month, starting on April 6, 2008 to, and including, the stated maturity date.

•	Coupon record dates: 15 calendar days prior to each coupon payment date.

•	Conversion value: With respect to each index stock, the adjusted closing price of such index stock on the valuation date multiplied by its conversion ratio.

•	Adjusted closing price: With respect to each index stock, the sum of:
(1)	the official closing price of such index stock on its relevant exchange on the valuation date; and

(2)	the dividend adjustment amount of such index stock as of the valuation date.

•	Conversion ratio: With respect to each index stock, the quotient of $25 and its initial value.

•

Initial value: With respect to each index stock, the average execution price per share for such index stock that an affiliate of Lehman Brothers Holdings Inc. has paid to hedge Lehman Brothers Holdings Inc.’s obligations under the YEELDS.

Index Stock	Ticker Symbol	Initial Value	Conversion Ratio
D.R. Horton, Inc.	DHI	$16.51	1.514234
Toll Brothers, Inc.	TOL	$23.05	1.084599
M.D.C. Holdings, Inc.	MDC	$44.89	0.556917

•	Cash settlement amount: On the stated maturity date, Lehman Brothers Holdings Inc. will pay you, per YEELDS, the conversion value of the least performing index stock.

•

Stock settlement amount: For each YEELDS, a number of shares of the least performing index stock having a value, as determined by the calculation agent by reference to the closing price of such index stock on the valuation date, equal to the cash settlement amount. Should the calculations above result in residual fractional shares, such residual fractional shares shall be paid in cash in an amount equal to the value of the fractional shares based upon the closing price of the least performing index stock on the valuation date.

•

Maturity payment options: On the stated maturity date, Lehman Brothers Holdings Inc. will pay either in cash the cash settlement amount or, if the noteholder has so elected, in shares of the least performing index stock the stock settlement amount, plus, in either case, any accrued and unpaid coupon payments. If the noteholder elects to settle in shares, the trustee must receive written notice from the noteholder no later than the valuation date. If, however, Lehman Brothers Holdings Inc. determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date it will pay in cash the amount payable at maturity.

•

Dividend adjustment amount: The dividend adjustment amount as of any scheduled trading day shall be calculated as the difference between the actual aggregate dividend and the expected aggregate dividend, in each case as of such scheduled trading day, which difference may be positive, zero or negative.

•	Actual aggregate dividend: With respect to any scheduled trading day, the actual aggregate dividend shall be calculated as follows:

•

if ex-dividend dates occur within the period from, but excluding, February 28, 2008 to, and including, such scheduled trading day, the actual aggregate dividend shall be the sum of regular cash dividends declared and paid per share of the index stock on all such ex-dividend dates;

•	if no ex-dividend dates occur within the period from, but excluding, February 28, 2008 to, and including, such scheduled trading day, the actual aggregate dividend shall be zero.

•

Expected aggregate dividend: With respect to any scheduled trading day, the expected aggregate dividend shall be calculated as the sum of expected dividend amounts corresponding to all expected ex-dividend dates within the period from, but excluding, February 28, 2008 to, and including, such scheduled trading day.

•	Expected dividend schedule: The expected dividend schedule for each of the index stocks is as follows:

D.R. Horton, Inc.

Expected Ex-Dividend Date	Expected Dividend Amount (per share)
May 5, 2008	$0.15
August 4, 2008	$0.15

Toll Brothers, Inc.

There is no expected dividend payable from, but excluding, February 28, 2008 to, and including, the stated maturity date.

M.D.C. Holdings, Inc.

Expected Ex-Dividend Date	Expected Dividend Amount (per share)
May 5, 2008	$0.25
August 5, 2008	$0.25

•

Postponement of the valuation date because of a market disruption event: If a market disruption event occurs on the scheduled valuation date, as set forth in this document, the valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, that if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be the valuation date and (b) the calculation agent shall determine the closing prices of any index stocks for which a market disruption event is continuing on that eighth scheduled trading day, based upon its good faith estimate of its closing price on that day.

•	Denominations: $25.00 and integral multiples thereof.

•	Listing: The YEELDS will not be listed on any exchange.

•	CUSIP: 52522L855

•	ISIN: US52522L8550

Investing in the YEELDS involves risks. Risk Factors begin on page SS-7 of the

YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price (1)	$25.00	$15,500,000.00
Underwriting discount (2)	$0.00	$0.00
Proceeds to Lehman Brothers Holdings Inc.	$25.00	$15,500,000.00

(1)	The price to the public includes the cost of hedging our obligations under the YEELDS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.
(2)	Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to the hedges.

The YEELDS are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about March 6, 2008.

LEHMAN BROTHERS

February 28, 2008

“YEELDS” is a registered trademark of Lehman Brothers Inc.

ADDITIONAL TERMS SPECIFIC TO THE YEELDS

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement and the YEELDS prospectus supplement relating to our Series I medium-term notes of which the YEELDS are a part. Buyers should rely upon the base prospectus, the MTN prospectus supplement, the YEELDS prospectus supplement, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the YEELDS and supersedes all prior or contemporaneous communications concerning the YEELDS. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede the YEELDS prospectus supplement, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying YEELDS prospectus supplement as the YEELDS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the YEELDS. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	YEELDS prospectus supplement dated March 3, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508045018/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date, assuming the YEELDS are settled in cash at maturity. In each of these examples, it is assumed that actual aggregate dividends of each index stock equal the expected aggregate dividends for such index stock as of the valuation date. The following results are based solely on the hypothetical examples cited. The numbers appearing in the tables below have been rounded for ease of analysis. We make no representation or warranty as to which of the index stocks will be the least performing index stock for the purposes of calculating your actual payment at maturity.

Example 1.

Example 1 reflects the initial values and conversion ratios with respect to each index stock and the following further hypothetical assumptions:

Index Stock	Initial Value	Conversion Ratio	Hypothetical Adjusted Closing Price	Hypothetical Return on Index Stock	Hypothetical Conversion Value
DHI	$16.51	1.514234	$14.86	-10.00%	$22.50
TOL	$23.05	1.084599	$18.44	-20.00%	$20.00
MDC	$44.89	0.556917	$31.42	-30.00%	$17.50

The conversion value of the least performing common stock, MDC, is $17.50. As a result, on the stated maturity date, you would receive $17.50 per YEELDS, plus any accrued but unpaid coupon payments.

Example 2.

Example 2 reflects the initial values and conversion ratios with respect to each index stock and the following further hypothetical assumptions:

Index Stock	Initial Value	Conversion Ratio	Hypothetical Adjusted Closing Price	Hypothetical Return on Index Stock	Hypothetical Conversion Value
DHI	$16.51	1.514234	$17.34	5.00%	$26.25
TOL	$23.05	1.084599	$20.75	-10.00%	$22.50
MDC	$44.89	0.556917	$45.79	2.00%	$25.50

The conversion value of the least performing common stock, TOL, is $22.50. As a result, on the stated maturity date, you would receive $22.50 per YEELDS, plus any accrued but unpaid coupon payments.

Example 3.

Example 3 reflects the initial values and conversion ratios with respect to each index stock and the following further hypothetical assumptions:

Index Stock	Initial Value	Conversion Ratio	Hypothetical Adjusted Closing Price	Hypothetical Return on Index Stock	Hypothetical Conversion Value
DHI	$16.51	1.514234	$19.81	20.00%	$30.00
TOL	$23.05	1.084599	$29.97	30.00%	$32.50
MDC	$44.89	0.556917	$62.85	40.00%	$35.00

The conversion value of the least performing common stock, DHI, is $30.00. As a result, on the stated maturity date, you would receive $30.00 per YEELDS, plus any accrued but unpaid coupon payments.

The hypothetical adjusted closing prices, returns and conversion values assumed above are for illustrative purposes only. To the extent that the actual values differ from the values assumed above or that the index stock issuers change the amount of the cash dividends they pay on their respective index stocks during the term of the YEELDS, the results indicated above would be different.

INDEX STOCK ISSUERS AND INDEX STOCKS

Public Information

Lehman Brothers Holdings Inc. has obtained the following information regarding index stock issuers from the reports the index stock issuers filed with the SEC. All information contained herein on the index stocks and on the index stock issuers is derived from publicly available sources and is provided for informational purposes only. We do not make any representation that these publicly available documents are accurate or complete.

The index stock issuers are registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding an issuer of an index stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Initial Values and Conversion Ratios

The index stocks are the common stocks of D.R. Horton, Inc., Toll Brothers, Inc., and M.D.C. Holdings, Inc. The table below sets forth the three issuers of the index stocks, as well as the ticker symbol for each index stock and the U.S. exchange on which each index stock is listed.

The table below also specifies the initial values and conversion ratios for each index stock.

Issuer	Ticker Symbol	Exchange	Initial Value	Conversion Ratio
D.R. Horton, Inc.	DHI	NYSE	$16.51	1.514234
Toll Brothers, Inc.	TOL	NYSE	$23.05	1.084599
M.D.C. Holdings, Inc.	MDC	NYSE	$44.89	0.556917

D.R. Horton, Inc.

D.R. Horton, Inc. operates as a homebuilding company in the United States. The company operates in two segments, Homebuilding and Financial Services. The Homebuilding segment engages in the acquisition and development of land for residential purposes, and construction and sale of residential homes. This segment builds traditional single-family detached homes and attached homes, such as town homes, duplexes, triplexes, and condominiums. It markets and sells its homes through commissioned employees and independent real estate brokers. The company constructs and sells homes in 27 states and 83 metropolitan markets in the United States under the name “D.R. Horton, America’s Builder”. D.R. Horton markets and sells homes through commissioned employees and independent real estate brokers. The Financial Services segment offers mortgage banking and title agency services to homebuyers. This segment also provides title insurance policies, examination, and closing services primarily to purchasers of homes. It originates, packages, and sells mortgage loans and their servicing rights to third-party investors, after origination on a non-recourse or limited recourse basis. The company was founded in 1978 and is based in Fort Worth, Texas.

Historical Information of the Common Stock of D.R. Horton, Inc.

The common stock of D.R. Horton, Inc. is listed on the New York Stock Exchange under the symbol “DHI”.

The following table presents the high and low closing prices for the common stock of D.R. Horton, Inc., as reported on the New York Stock Exchange during each fiscal quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement).

The historical prices of the common stock of D.R. Horton, Inc. are not necessarily indicative of future performance. Lehman Brothers Holdings Inc. cannot assure you that the price of the common stock of D.R. Horton, Inc. will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2005
First Quarter	$34.13	$27.60	$29.24
Second Quarter	37.63	26.91	37.61
Third Quarter	42.11	33.77	36.22
Fourth Quarter	37.94	28.81	35.73
2006
First Quarter	$41.39	$31.04	$33.22
Second Quarter	35.18	23.31	23.82
Third Quarter	24.86	20.00	23.95
Fourth Quarter	27.53	21.59	26.49
2007
First Quarter	$30.86	$22.00	$22.00
Second Quarter	23.75	19.93	19.93
Third Quarter	20.43	12.81	12.81
Fourth Quarter	14.81	10.41	13.17
2008
First Quarter (through February 28, 2008)	$17.31	$10.27	$15.52

Toll Brothers, Inc.

Toll Brothers, Inc. engages in designing, building, marketing, and arranging finance for single-family detached and attached homes in luxury residential communities in the United States. It is also involved in building, or converting existing rental apartment buildings into high-, mid-, and low-rise luxury homes. The company serves move-up, empty-nester, active-adult, age-qualified, and second-home buyers in 22 states. In addition, Toll Brothers engages in the land development, architectural, engineering, mortgage, title, landscaping, lumber distribution, house component assembly, and manufacturing operations. Further, it develops, owns, and operates golf courses and country clubs associated with planned communities. As of October 31, 2007, the company operated 368 communities containing approximately 27,900 home sites that it owned or controlled through options. It also owned or controlled through options approximately 31,400 home sites in 239 proposed communities. Toll Brothers was founded in 1967 and is headquartered in Horsham, Pennsylvania.

Historical Information of the Common Stock of Toll Brothers, Inc.

The common stock of Toll Brothers, Inc. is listed on the New York Stock Exchange under the symbol “TOL”.

The following table presents the high and low closing prices for the common stock of Toll Brothers, Inc., as reported on the New York Stock Exchange during each fiscal quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement).

The historical prices of the common stock of Toll Brothers, Inc. are not necessarily indicative of future performance. Lehman Brothers Holdings Inc. cannot assure you that the price of the common stock of Toll Brothers, Inc. will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2005
First Quarter	$45.00	$32.85	$39.43
Second Quarter	52.24	36.16	50.78
Third Quarter	58.25	41.51	44.67
Fourth Quarter	43.65	33.62	34.64
2006
First Quarter	$39.90	$29.35	$34.63
Second Quarter	35.83	25.53	25.57
Third Quarter	28.85	22.67	28.08
Fourth Quarter	33.01	26.82	32.23
2007
First Quarter	$35.35	$27.34	$27.38
Second Quarter	30.59	24.98	24.98
Third Quarter	26.56	19.57	19.99
Fourth Quarter	23.42	18.13	20.06
2008
First Quarter (through February 28, 2008)	$23.83	$16.04	$22.49

M.D.C. Holdings, Inc.

M.D.C. Holdings, Inc., through its subsidiaries, engages in building and financing homes in the United States. It operates in two segments, Homebuilding, and Financial Services and Other. The Homebuilding segment engages in the construction and sale of single family detached homes for first-time and first-time move-up homebuyers under the name ‘Richmond American Homes’ in Arizona, California, Colorado, Delaware Valley, Florida, Illinois, Maryland, Nevada, Utah, and Virginia. The Financial Services and Other segment originates mortgage loans primarily for homebuyers, as well as brokers mortgage loans for origination by outside lending institutions. It also offers third party insurance products and title agency services to its homebuyers, as well as general liability coverage to subcontractors. The company was founded in 1972 and is headquartered in Denver, Colorado.

Historical Information of the Common Stock of M.D.C. Holdings, Inc.

The common stock of M.D.C. Holdings, Inc. is listed on the New York Stock Exchange under the symbol “MDC”.

The following table presents the high and low closing prices for the common stock of M.D.C. Holdings, Inc., as reported on the New York Stock Exchange during each fiscal quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement).

The historical prices of the common stock of M.D.C. Holdings, Inc. are not necessarily indicative of future performance. Lehman Brothers Holdings Inc. cannot assure you that the price of the common stock of M.D.C. Holdings, Inc. will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2005
First Quarter	$80.76	$63.73	$69.65
Second Quarter	82.25	64.22	82.25
Third Quarter	88.17	73.50	78.89
Fourth Quarter	79.22	61.98	61.98
2006
First Quarter	$66.88	$58.72	$64.31
Second Quarter	68.10	50.07	51.93
Third Quarter	52.07	40.43	46.45
Fourth Quarter	57.31	47.26	57.05
2007
First Quarter	$60.00	$47.75	$48.07
Second Quarter	54.73	47.54	48.36
Third Quarter	50.33	40.31	40.94
Fourth Quarter	43.38	32.34	37.13
2008
First Quarter (through February 28, 2008)	$48.15	$32.15	$43.65

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical conversion values for the least performing index stock on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and is settled in cash on the stated maturity date, and (b) it is assumed that actual aggregate dividends of the least performing index stock equals the expected aggregate dividends as of the valuation date:

•	the percentage change from the issue price to the hypothetical conversion value of the least performing index stock;

•	the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

•	the hypothetical total amount payable per YEELDS on the stated maturity date; and

•	the hypothetical total annualized yield on the YEELDS on the stated maturity date.

Hypothetical conversion value of the least performing index stock	Percentage difference between the issue price and the hypothetical conversion value of the least performing index stock	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS (2)
$15.0000	-40%	$2.8938	$15.0000	-50.68%
$20.0000	-20%	$2.8938	$20.0000	-16.81%
$22.5000	-10%	$2.8938	$22.5000	3.31%
$25.0000	0%	$2.8938	$25.0000	25.54%
$27.5000	10%	$2.8938	$27.5000	49.87%
$30.0000	20%	$2.8938	$30.0000	76.29%
$31.2500	25%	$2.8938	$31.2500	90.29%
$35.0000	40%	$2.8938	$35.0000	135.39%
$40.0000	60%	$2.8938	$40.0000	202.78%
$45.0000	80%	$2.8938	$45.0000	278.42%
$50.0000	100%	$2.8938	$50.0000	362.27%

(1)	Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)	The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual conversion value of the least performing index stock determined by the calculation agent. In particular, the actual conversion value of the least performing index stock could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the

YEELDS. Due to the uncertainty concerning the conversion value of the least performing index stock on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings Inc. or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Holders. Lehman Brothers Holdings Inc. intends to treat, and by purchasing a YEELDS, for all tax purposes, you agree to treat, a YEELDS as a financial contract, rather than as a debt instrument.

Upon the receipt of cash on the stated maturity date of the YEELDS in connection with a cash settlement at maturity of a YEELDS, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than amounts representing accrued but unpaid coupon payments) differs from your tax basis in the YEELDS. Your tax basis in the YEELDS generally will equal the amount you paid to acquire the YEELDS. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any such gain or loss will generally be treated as short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the YEELDS.

In the event that the stock settlement amount is received on the stated maturity date, although the matter is not free from doubt, Lehman Brothers Holdings Inc. intends to take the position that you generally will not recognize gain or loss upon the receipt of shares of the least performing index stock. However, you will be required to recognize gain or loss with respect to any cash received in lieu of fractional shares of the least performing index stock. The amount of that gain or loss will be equal to the difference, if any, between the amount of cash received and the portion of your tax basis in the YEELDS that is allocable to those fractional shares of the least performing index stock. Any such gain or loss will be treated as short-term capital gain or loss. You will have a tax basis in the shares of the least performing index stock equal to your tax basis in your YEELDS (less the portion of such tax basis that is allocable to any fractional shares of the least performing index stock), and your holding period for shares of the least performing index stock will begin on the day immediately following the day you acquire such shares of the least performing index stock.

Upon a sale, exchange or other disposition of a YEELDS prior to the stated maturity date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the YEELDS. Any such gain or loss will be treated as short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Alternative Characterizations. There can be no assurance that the Internal Revenue Service will agree with the foregoing treatment of the YEELDS, and it is possible that the Internal Revenue Service could assert another treatment and a court could agree with such assertion.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the YEELDS should be required to accrue income on a current basis over the term of the YEELDS, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the YEELDS, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the YEELDS. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the YEELDS for U.S. federal income tax purposes in accordance with the treatment described in the accompanying YEELDS prospectus supplement under the headings “Summary Information – Q&A,” “Risk Factors” and “United States Federal Income Tax Consequences.”

See “United States Federal Income Tax Consequences” in the accompanying YEELDS prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings Inc. has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings Inc. expects to deliver the YEELDS against payment on or about March 6, 2008, which is the fifth business day following the date of this pricing supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings Inc. or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings Inc.’s other affiliates or unaffiliated counterparties in connection with the sale of the YEELDS and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

620,000 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

23.15% Yield Enhanced Equity Linked Debt Securities

Due September 6, 2008

Performance Linked to the

Least Performing Common Stock

in a Basket of Common Stocks

PRICING SUPPLEMENT

FEBRUARY 28, 2008

(INCLUDING PROSPECTUS SUPPLEMENT

DATED MARCH 3, 2008

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS